Exhibit 99.2

SUPPLEMENTAL INDENTURE

Supplemental Indenture (this “Supplemental Indenture”), dated as of June 14, 2013 among Interxion Holding N.V. (the “Issuer”), a public limited liability company organized in the Netherlands having its registered office at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands and registered with the Trade Register of the Chamber of Commerce in Amsterdam under the number 33301892, the guarantors listed in the Annex hereto (the “Guarantors”), The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), and Barclays Bank PLC, as security trustee (the “Security Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee and the Security Trustee an indenture dated as of February 12, 2010 (the “Indenture”), providing for the issuance of euro-denominated 9.50% Senior Secured Notes due 2017 (the “Notes”);

WHEREAS, pursuant to Section 9.02 (With Consent of Holders) of the Indenture the Issuer, the Guarantors, the Trustee and the Security Trustee may amend or supplement the Indenture with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding (including, consents obtained in connection with a tender offer or in exchange for the Notes) subject to certain exceptions;

WHEREAS, pursuant to Article Nine of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture;

WHEREAS, the Issuer has offered to purchase for cash any and all of the outstanding Notes and has solicited consents (the “Tender Offer and Consent Solicitation”) to certain amendments to the Indenture (the “Proposed Amendments”) upon the terms and subject to the conditions set forth in the offer to purchase and consent solicitation statement, dated June 3, 2013, as amended, modified or supplemented (the “Offer to Purchase and Consent Solicitation Statement”);

WHEREAS, the Issuer has received consents from Holders of not less than a majority in aggregate principal amount of the Notes outstanding to effect the Proposed Amendments set forth in this Supplemental Indenture; and

WHEREAS, all acts and requirements necessary to make this Supplemental Indenture the legal, valid and binding obligation of the Issuer and the Guarantors have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer, the Guarantors, the Trustee and the Security Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.	CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.

DELETION OF COVENANTS. The Indenture is hereby amended by deleting in their entirety Section 4.02 (Corporate Existence), Section 4.04 (Limitation on Debt), Section 4.05 (Limitation on Liens), Section 4.06 (Limitation on Restricted Payments), Section 4.07 (Limitation on Sale of Certain Assets), Section 4.08 (Limitation on Transactions with Affiliates), Section 4.09 (Change of Control), Section 4.10 (Additional Amounts), Section 4.11 (Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries), Section 4.12 (Limitation on Sale and Leaseback Transactions), Section 4.13 (Limitation on Guarantees of Debt by Restricted Subsidiaries), Section 4.14 (Limitation on Dividends and Other Payment

Restrictions Affecting Restricted Subsidiaries), Section 4.15 (Designation of Unrestricted and Restricted Subsidiaries), Section 4.16 (Reports to Holders), Section 4.18 (Limitation with Respect to the Issuer), Section 4.19 (Business Activities), Section 4.20 (Payments for Consent), Section 4.22 (Additional Guarantors), Section 4.23 (Additional Collateral) and, in the case of each such section, replacing such section with the word “[Reserved]”, and any and all references to such clauses, any and all obligations thereunder and any Event of Default related to such clauses are hereby deleted wherever occurring in the Indenture.

3.	AMENDMENTS.

(a)	Section 4.17 (Impairment of Security Interest) of the Indenture is hereby amended and restated in its entirety as follows:

“Section 4.17 Impairment of Security Interest.

At the direction of the Issuer and without the consent of the holders of the Notes, the Trustee and the Security Trustee may from time to time enter into one or more amendments to the Security Documents, subject to, for so long as any Notes are outstanding under this Indenture, Section 9.02(b)(9).”

(b)	Section 4.21 (Additional Intercreditor Agreement) of the Indenture is hereby amended and restated in its entirety as follows:

“Section 4.21 Additional Intercreditor Agreement.

At the request of the Issuer, at the time of, or prior to, the Incurrence of any Indebtedness that is permitted to share the Collateral, the Issuer, the relevant Guarantors, the Trustee and the Security Trustee shall enter into an additional intercreditor agreement or an amendment to the Intercreditor Agreement, provided that such Intercreditor Agreement or additional intercreditor agreement shall not impose any personal obligations on the Trustee or the Security Trustee or adversely affect the rights, duties, liabilities or immunities of the Trustee under this Indenture or the Intercreditor Agreement. Each holder of a Note shall be deemed to have agreed to and accepted the terms and conditions of each Intercreditor Agreement and additional intercreditor agreement and the Trustee or the Security Trustee shall not be required to seek the consent of any holders of Notes to perform its obligations under and in accordance with this Section 4.21.”

(c)	Section 5.01 (Consolidation, Merger or Sale of Assets) of the Indenture is hereby amended as follows:

Clauses (b) and (c) of 5.01(a) are deleted;

Clause (c) of 5.01(b) is deleted; and

any and all references to such clauses, any and all obligations thereunder and any Event of Default related to such clauses are hereby deleted wherever occurring in the Indenture.

(d)	The Indenture is hereby amended by deleting in their entirety clauses 6.01(1)(g) and 6.01(1)(j) of Section 6.01 (Events of Default) and, in the case of each such clauses, replacing such clauses with the word “[Reserved]”, and any and all references to such clauses are hereby deleted wherever occurring in the Indenture.

(e)

The Indenture is hereby amended by deleting all definitions in the Indenture which are used exclusively in the sections and clauses deleted pursuant to sections 2 and 3 of this Supplemental Indenture or whose sole use or uses in the Indenture are eliminated in the amendments set forth in sections 2 and 3 of this Supplemental Indenture. The Indenture and Notes are hereby amended by deleting in their entirety all references in the Indenture and Notes to Sections or clauses deleted by sections 2 and 3 of this Supplemental Indenture.

4.	EFFECTIVENESS OF DELETION OF COVENANTS AND AMENDMENTS. This Supplemental Indenture shall be effective upon execution hereof by the Issuer, the Guarantors, the Trustee and the Security Trustee; provided that the amendments to the Indenture and the Notes set forth in sections 2 and 3 of this Supplemental Indenture shall not become operative until the Settlement Time (as defined in the Offer to Purchase and Consent Solicitation Statement). In the event the Issuer terminates the Tender Offer and Consent Solicitation, this Supplemental Indenture shall be terminated and be of no force or effect and the Indenture shall not be modified hereby.

5.	RATIFICATION OF INDENTURE; SUPPLEMENTAL INDENTURE PART OF INDENTURE. Except as expressly amended or supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, then the terms and conditions of this Supplemental Indenture shall prevail.

6.	GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

7.	COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8.	EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

9.	THE TRUSTEE AND THE SECURITY TRUSTEE. The Trustee and the Security Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer and the Guarantors.

10.	SEVERABILITY. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

INTERXION HOLDING N.V. as Issuer

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION OPERATIONAL B.V. as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION NEDERLAND B.V. as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION HEADQUARTERS B.V. as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION CARRIER HOTEL LIMITED as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION DEUTSCHLAND GMBH
as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION BELGIUM NV as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION FRANCE SAS as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

By:	/s/ Josh Joshi
Name:	Josh Joshi
Title:	Authorized Signatory

INTERXION IRELAND LIMITED as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION DATACENTERS B.V. as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

INTERXION ESPAÑA S.A. as Guarantor

By:	/s/ Jacobus Johannes Camman
Name:	Jacobus Johannes Camman
Title:	Authorized Signatory

THE BANK OF NEW YORK MELLON, LONDON BRANCH

as Trustee

By:	/s/ Juana Huwaidi
Name:	Juana Huwaidi
Title:	Vice President

BARCLAYS BANK PLC as Security Trustee

By:	/s/ Françoise Riviére
Name:	Françoise Riviére
Title:	Vice President

ANNEX

The Guarantors

Interxion Operational B.V.;

InterXion Nederland B.V.;

InterXion HeadQuarters B.V.;

InterXion Carrier Hotel Limited;

InterXion Deutschland GmbH;

InterXion Belgium NV;

Interxion France SAS;

InterXion Ireland Limited;

InterXion Datacenters B.V.; and

InterXion España, SA.